Exhibit 99.6

CONSENT OF AUTHOR

July 13, 2026

VIA SEDAR+

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission Nova Scotia Securities Commission

Securities, Financial and Consumer Services Commission (New Brunswick) Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland and Labrador Autorité des marchés financiers

Re: Technical Report (the “Report”) entitled “Diamba Sud Gold Project, Kédougou Region, Senegal” with an effective date of June 30, 2026, prepared for Fortuna Mining Corp. (the “Company”)

I, the undersigned, a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and co-author of the Report, hereby consent:

1.	to the public filing of the Report by the Company; and

2.	to the inclusion of extracts from, or a summary of the Report, in the news release issued by the Company on June 29, 2026.

I confirm that I have read the said news release and that it fairly and accurately represents the information in the Report, for which I am responsible.

“Ruan Venter”
Ruan Venter, P. Eng.